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                            July 21, 2022

       Brian Ferdinand
       Chief Executive Officer
       CORPHOUSING GROUP INC.
       2125 Biscayne Blvd, Suite 253
       Miami, Florida 33137

                                                        Re: CORPHOUSING GROUP
INC.
                                                            Amended
Registration Statement on Form S-1
                                                            Filed July 11, 2022
                                                            File No. 333-262114

       Dear Mr. Ferdinand:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2022 letter.

       Amended Registration Statement on Form S-1 filed July 11, 2022

       Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021
       Notes to Condensed Consolidated Financial Statements
       17 - Subsequent Events, page F-27

   1. Please revise your subsequent events footnote to provide more fulsome disclosure of the significant terms of
your May/June 2022 Financings. Your revised disclosure should include, but not be
limited to, information regarding:
                                                            The interest rate;
                                                            Terms of the
conversion feature; and
                                                            Terms of the
revenue participation rights.
 Brian Ferdinand
CORPHOUSING GROUP INC.
July 21, 2022
Page 2
Exhibits

2. We note the filing fees table filed as exhibit 107 reflects the amount being registered for the common stock offering as $17,250,000. However, the common stock being registered,
      5,175,000 shares, which include the overallotment, at the maximum range of $5 per share results in the amount being registered at $25,850,000. Please reconcile or advise.
      Similarly, reconcile the common stock underlying the Underwriter's
Warrants.
3. Please revise the legality opinion filed as Exhibit 5.1 to reflect the maximum
      Underwriter's Warrants that would be issued in the event the overallotment is exercised in full.
       You may contact Howard Efron at 202-551-3439 or Eric McPhee at 202-551-3693 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameBrian Ferdinand
                                                           Division of
Corporation Finance
Comapany NameCORPHOUSING GROUP INC.
                                                           Office of Real
Estate & Construction
July 21, 2022 Page 2
cc:       Brian L. Ross, Esq.
FirstName LastName